EXHIBIT 99.1

Galapagos reports third quarter 2015 cash position of €374 M

  Financial results of the first nine months:
    Group revenues €47.2 M
    Group net loss €61.4 M, reflecting planned increase in pipeline investment
    End of third quarter cash €374.4 M, including €7.9 M in restricted cash
  Filgotinib 24 week DARWIN Phase 2B studies successful
    Confirmed promising efficacy and differentiated safety profile
    Galapagos regained full rights, in discussions with multiple potential partners
    Preparations underway for Phase 3 program in rheumatoid arthritis
    Phase 2 FITZROY 10 week topline readout expected in Crohn's disease before year-end
  Nomination of cystic fibrosis candidate GLPG2665 completes discovery phase of triple combination therapy.  Clinical trial initiations expected before year-end

Mechelen, Belgium; 12 November 2015 - Galapagos NV (Euronext & NASDAQ: GLPG) announces its non-audited third quarter results, which are further detailed in an online Q3 2015 report published on the Galapagos website, www.glpg.com.

"After confirming the best-in-class potential of filgotinib in our DARWIN studies, we regained the full rights, thereby accelerating our transformation into a Phase 3 company and opening up discussions with potential new partners for this novel autoimmune disease therapy.  We are preparing for Phase 3 studies in rheumatoid arthritis, in time for our planned start in the first half of 2016.  We expect the topline 10 week results from the FITZROY Phase 2 study with filgotinib in Crohn's disease before year-end," said Onno van de Stolpe, CEO. "Early in the current quarter, we announced the nomination of GLPG2665 as our second corrector candidate, which is expected to work with our first corrector candidate and potentiator in a triple combination therapy to address the needs of the largest group of CF patients."

"Galapagos ended the third quarter of 2015 with a solid cash balance, putting us in a position of strength to further develop filgotinib, without needing to compromise on plans for further development of our other promising candidate drugs," said Bart Filius, CFO.  "Despite the expense of preparing this Phase 3 program in RA for filgotinib, we are able to remain within guidance for full year operational cash burn of between €110 - 130 million."

Key figures Q3 2015

(€ millions, except basic income/loss per share)

	30 Sept 2015 Group Total	30 Sept 2014 Group Total
Revenues	47.2	62.7
R&D expenditure	-96.9	-77.2
G&A and S&M expenses	-13.6	-10.8
Operating result before exceptional items	-63.3	-25.3
Restructuring & integration costs		-0.6
Operating result	-63.3	-25.9
Net financial result	0.4	0.7
Taxes	1.4	-1.8
Net result from continuing operations	-61.4	-27.0
Net result from discontinued operations[1]		70.5
Net result	-61.4	43.5
Basic income/loss per share (€)	-1.78	1.44
Cash, Cash equivalents and Restricted cash	374.4³	216.6[2]

Notes:

1) Galapagos sold its service operations to Charles River Laboratories Inc. on 1 April 2014.  As a result of this sale, the service operations are reported as discontinued operations.

2) including €10.7 million of restricted cash

3) including €7.9 million of restricted cash

Q3 Report 2015

The Galapagos' Q3 Report for 2015 is available at http://www.glpg.com/financial-reports.  Printed versions of the report can be requested via ir@glpg.com.

Conference call and webcast presentation
Galapagos will conduct a conference call open to the public tomorrow (13 November 2015) at 14:00 Central European Time (CET), which will also be webcast.  To participate in the conference call, please call one of the following numbers ten minutes prior to commencement:

CODE: 2724028

USA:	+1 646 254 3365
UK:	+44 20 3427 1906
Netherlands:	+31 20 721 9158
France:	+33 1 70 48 01 66
Belgium:	+32 2 404 0660

A question and answer session will follow the presentation of the results.  Go to www.glpg.com to access the live audio webcast.  The archived webcast will also be available for replay shortly after the close of the call.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action, with a pipeline comprising three Phase 2 programs, two Phase 1 trials, five pre-clinical studies, and 20 discovery small-molecule and antibody programs in cystic fibrosis, inflammation, and other indications.  Filgotinib is an orally-available, selective inhibitor of JAK1 for the treatment of rheumatoid arthritis and potentially other inflammatory diseases.  Galapagos has reported good activity and a favorable safety profile in both the DARWIN 1 and 2 trials in RA.  Galapagos is preparing to enter Phase 3 studies in RA and to report Phase 2 topline results with filgotinib in Phase 2 in Crohn's disease.  In the field of cystic fibrosis, AbbVie and Galapagos collaborate to develop and commercialize molecules that address mutations in the CFTR gene.  Further clinical trial initiations are expected in the CF program before end 2015.  GLPG1205, a first-in-class inhibitor of GPR84 and fully-owned by Galapagos, will report topline results in Q4 2015 from a Phase 2 proof-of-concept trial in ulcerative colitis patients.  GLPG1690, a fully proprietary, first-in-class inhibitor of autotaxin, has shown favorable safety in a Phase 1 trial and is expected to enter Phase 2 in idiopathic pulmonary fibrosis.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 400 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More info at www.glpg.com.

Contacts

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
Tel: +1 781 460 1784	Tel: +31 6 53 591 999
E-mail: ir@glpg.com	E-mail: communications@glpg.com

Galapagos forward-looking statements

This release may contain forward-looking statements, including, among other things, statements regarding the potential risk/benefit profile of filgotinib and Galapagos' cystic fibrosis programs, timing of clinical trial initiation, completion, and reporting of topline results of filgotinib, GLPG1205, GLPG1690 or the cystic fibrosis programs, achievement or timing of a potential new partnership for filgotinib, or the achievement of operational cash burn guidance for 2015.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  Among the factors that may result in differences are that Galapagos' expectations regarding its 2015 revenues and financial results and its 2015 operating expenses may be incorrect (including because one or more of its assumptions underlying its revenue or expense expectations may not be realized), the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that data from Galapagos' ongoing clinical research programs in rheumatoid arthritis, Crohn's disease, ulcerative colitis, idiopathic pulmonary fibrosis and cystic fibrosis may not support registration or further development of its drug candidates due to safety, efficacy or other reasons), Galapagos' reliance on collaborations with third parties (including its collaboration partner for cystic fibrosis AbbVie), and estimating the commercial potential of Galapagos' product candidates.  A further list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' prospectus filed with the SEC on 14 May 2015 and future filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.